 Exhibit 99.1

Mountain Province Updates Gahcho Kué Diamond Mine Development

•	Major construction complete
•	Commissioning +75% complete
•	On track for first production in Q3 2016
•	Diamond marketing team in place

Shares Issued and Outstanding: 159,778,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, June 20, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that Gahcho Kué has achieved mechanical completion of the primary crusher and that commissioning of the process plant continues to progress well. Based on the progress to date, Gahcho Kué expects to commence production during Q3 2016. The specific timing within Q3 will depend on progress with the remaining commissioning.

Mountain Province president and CEO Patrick Evans commented: "We are pleased with the continuing excellent progress at Gahcho Kué and excited that first production will commence within the next few months. Key areas of focus are finalization of commissioning of the process plant, remaining earthworks, pre-stripping and mining of kimberlite, as well as preparations for operational readiness."

Gahcho Kué's safety performance remains very good. In May 2016, the mine surpassed an impressive one million hours worked without a lost-time injury. The permanent staff complement of the mine now stands at 290, including 91 experienced employees transferred from the De Beers Snap Lake mine.

In anticipation of first production, Mountain Province has concluded all the necessary contract arrangements to be in a position to receive, sort and sell its share of diamond production from Gahcho Kué. The Company's diamond marketing team, under the leadership of Reid Mackie, Vice President of Diamond Marketing, has been complemented with appointment of Mark Pearton as manager of diamond operations and Elizabeth Swanson and manager of diamond analysis. Ms. Swanson and Mr. Pearton have considerable diamond experience, principally with Rio Tinto Diamonds.

Mr. Evans concluded: "The project also continues to meet our lending group's tests-to-completion with US$47M advanced to fund cash calls during Q2 2016. A total of US$278M has been drawn against the US$370M facility."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine and projected to be amongst the highest margin diamond mines due to the high grade and open-pit nature of the operation.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:20e 20-JUN-16